May 24, 2007
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Natural Resources
100 F Street NE
Washington, DC 20549-7010

Attn:	Ms. April Sifford	Mr. Ronald Winfrey
	Branch Chief	Petroleum Engineer
	Division of Corporate Finance	Division of Corporate Finance
Office of Natural Resources
Ladies and Gentlemen:
This letter contains our response to the comments contained in your letter of May 10, 2007. We believe that this response should answer the issues raised in your comment letter. For clarity we have included the original question or comment followed by our response.
We recognize that:
•	Apache is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Respectfully,
/s/ Roger B. Plank
Roger B. Plank
Executive Vice President and
Chief Financial officer

Securities and Exchange Commission
May 24, 2007

Form 10-K for the Fiscal Year Ended December 31, 2006
Estimated Proved Reserves and Future Net Cash Flows, page 12
1.	We note the disclosure in your 2006 Form 10-K in response to our prior comment 11(a) in our letter dated December 1, 2006, “We engage Ryder Scott Company, L.P. Petroleum Consultants as independent petroleum engineers to review our estimates of proved hydrocarbon liquid and gas reserves and provide an opinion letter on the reasonableness of Apache’s internal projections. Ryder Scott opined that they were in acceptable agreement with the Company’s overall reserve estimates and that the reserves they reviewed conform to the SEC’S definition of proved reserves as set forth in Rule 210.4-10(a) of Regulation S-X. The independent reviews typically cover a large percentage of major value fields, international properties and new wells drilled during the year. During 2006, 2005 and 2004, their review covered 75, 74 and 79 percent of Apache’s worldwide estimated reserve value, respectively.” With a view towards possible disclosure, please provide us with the following:
a)	The range of differences, both percentage and proved reserve quantities, between your estimates for individual fields and those of Ryder Scott;
Supplemental Response:
The company is solely responsible for the determination, classification and disclosure of its proved reserves and ensuring that such reserves conform to Rule 210.4-10(a) of Regulation S-X. The engagement of an external consulting engineer to provide an opinion as to the reasonableness of the company’s internal reserve estimates is a voluntary arrangement that has been employed by the company for its benefit.
Ryder Scott is engaged to perform a review and provide an opinion as to the overall reasonableness of the company’s reserve estimates for the properties reviewed on an aggregate basis, and not for each field separately. The reserve review process is not designed to resolve all variances in reserve estimates for each field. In order to complete the review process within a reasonable timeframe, technical discussions and additional data gathering for individual fields are discontinued once Ryder Scott has determined that they have achieved reasonable agreement (within a tolerance of 10 percent) with our internal reserve estimates in the aggregate for each country.
Differences in reserve estimates at the property level are provided to the company by Ryder Scott throughout the review process as a tool to facilitate the review and are not intended to be a product of the review.

Securities and Exchange Commission
May 24, 2007

Notwithstanding the above, we provide the following year-end 2006 field-by-field differences requested in part (1.a.) above for your information. As the numbers below illustrate, the information is misleading because it emphasizes numbers that reflect an immaterial portion of our total reserves.
On a volume basis, Ryder Scott’s estimates ranged from 2.9 MMboe (16.1%) higher to 17.0 MMboe (9.4%) lower than our internal estimates which represents less than 1% of the company’s total reserves.
On a percentage basis, Ryder Scott’s estimates ranged from plus 483% (0.016
MMboe) to minus 100% (0.122 MMboe) in a small, single well field which represents less than 0.0053% of the company’s total reserves.
Disclosure of large percentage variances on insignificant properties could mislead investors as to the overall reasonableness of the company’s internal estimates as expressed in the opinion letter of the consultant, as such variances would not be material to the company’s reported reserves as a whole.
Form 10-K for the Fiscal Year Ended December 31, 2006
Estimated Proved Reserves and Future Net Cash Flows, page 12
b)	The percentage of each country/region’s proved reserve volumes that were reviewed;

c)	Any material properties that were not reviewed and the reason for no review;

d)	The categories of information that Ryder Scott did not independently verify as part of its review (e.g., historical costs or the effect of license expiration on foreign proved reserve entitlements).

e)	Your relationship with Ryder Scott. Please describe all financial and business interests and transactions, contingent fee arrangements, and non-audit services provided during any of the periods covered by the reserve information or subsequently.

Securities and Exchange Commission
May 24, 2007

Supplemental Response:
The company respectfully proposes to add the following disclosure in our future filings and to include the independent petroleum engineers’ opinion letter as an exhibit to our annual report on Form 10-K to provide additional detail concerning the external review process as addressed in parts (1.b) through (1.e) of your comments above. For your review, we have included with our response a copy of the Ryder Scott opinion letter for year-end 2006.
“In 2006 we engaged Ryder Scott Company, L.P. Petroleum Consultants, as independent petroleum engineers to review our estimates of proved hydrocarbon liquid and gas reserves representing 75 percent of Apache’s worldwide reserve value and provide an opinion letter on the reasonableness of Apache’s internal projections. Ryder Scott opined that the overall proved reserves for the reviewed properties as estimated by the company are reasonable and conform to the SEC’s definition of proved reserves as set forth in Rule 210.4-10(a) of Regulation S-X. This review included all material fields, a large percentage of international properties and over 80 percent of each country’s reserve value for new wells drilled during the year. During 2005 and 2004, their review covered 74 and 79 percent of Apache’s worldwide estimated reserve value, respectively. Additional detail concerning the review is addressed in Ryder Scott’s opinion letter, which is included in this filing as Exhibit (xx.x). “

FAX (713) 651-0849

1100 LOUISIANA	SUITE 3800	HOUSTON, TEXAS 77002-5218	TELEPHONE (713) 651-9191
January 30, 2007
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400
Gentlemen:
     At your request, Ryder Scott Company, L.P. (Ryder Scott) has reviewed estimates of proved hydrocarbon liquid and gas reserves as of December 31, 2006 attributable to interests of Apache Corporation (Apache), Apache Canada Ltd. (Canada), Apache Energy Limited (Australia), Apache Egypt Companies (Egypt), Apache Petrolera Argentina S.A. (Argentina), and Apache North Sea Limited (UK), in certain wells or locations. In our opinion, the overall proved reserves for the reviewed properties as estimated by Apache are reasonable. The estimates of reserves reviewed by Ryder Scott were prepared by engineers and geologists on the staff of Apache. The wells or locations for which estimates of reserves were reviewed by Ryder Scott were selected by Apache who informed Ryder Scott that the selected reserves for each country included at least 69 percent or more of the total discounted future net income at 10 percent attributable to the total interests of Apache (coverage) as shown in the table on the following page. Total coverage of world-wide reserves is 75.0 percent of the total discounted future net income at 10 percent.
     The summary tables below present the estimated net remaining proved reserves as of December 31, 2006 prepared by the staff of Apache and reviewed by Ryder Scott for each country listed above. Hydrocarbon liquid volumes are expressed in standard 42 gallon barrels. All gas volumes are expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas where the gas reserves are located.
SEC CASE
Estimated Net Remaining Proved Reserves
Attributable to the Interests of
Apache Corporation (Total All Regions)
As of December 31, 2006

		Reviewed by Ryder Scott		Not Reviewed		Total
		Hydrocarbon	Sales	Hydrocarbon	Sales	Hydrocarbon	Sales
	Coverage	Liquids	Gas	Liquids	Gas	Liquids	Gas
	%	MBarrels	MMCF	MBarrels	MMCF	MBarrels	MMCF
Proved Reserves	75.0	786,682	5,121,590	276,790	2,424,841	1,063,472	7,546,431
Reserve Adjustments*		(2,431)	(33,512)	0	0	(2,431)	(33,512)
Total Proved Reserves		784,251	5,088,078	276,790	2,424,841	1,061,041	7,512,919

*	Aquilla, Gas Imbalances, Crescendo VPP, Willow VPP, Springer VPP, ASWEAP, XOM VPP, XOM Price Sharing.

1200, 530 — 8TH AVENUE, S.W.	CALGARY, ALBERTA T2P 358	TEL (403) 262-2799	FAX (403) 262-2790
621 17TH STREET, SUITE 1550	DENVER, COLORADO 80293-1501	TEL (303) 623-9147	FAX (303) 623-4258

Apache Corporation
January 30, 2007

SEC CASE
Estimated Net Remaining Proved Reserves
Attributable to the Interests of
Apache Corporation (Summary by Region)
As of December 31, 2006

		Reviewed by Ryder Scott		Not Reviewed		Total
		Hydrocarbon	Sales	Hydrocarbon	Sales	Hydrocarbon	Sales
	Coverage	Liquids	Gas	Liquids	Gas	Liquids	Gas
	%	MBarrels	MMCF	MBarrels	MMCF	MBarrels	MMCF
US without adjustments	72.2	357,438	1,652,711	140,264	1,076,163	497,702	2,728,874
Reserve adjustments*		(2,431)	(33,512)	0	0	(2,431)	(33,512)
US total with adjustments	71.4	355,007	1,619,199	140,264	1,076,163	495,271	2,695,362

Canada	69.2	100,190	1,196,139	80,784	1,169,580	180,974	2,365,719

Australia	86.3	65,451	752,700	5,071	51,047	70,522	803,747

Egypt	84.5	65,996	1,102,767	22,815	53,217	88,811	1,155,984

Argentina	74.9	18,367	410,433	11,426	74,834	29,793	485,267

UK	92.3	179,240	6,840	16,430	0	195,670	6,840
     The estimated quantities of reserves in this report are related to hydrocarbon prices. Apache has assured us that December 31, 2006 hydrocarbon prices were used in the preparation of their projections as required by SEC guidelines; however, actual future prices may vary significantly from December 31, 2006 prices. Therefore, quantities of reserves actually recovered may differ significantly from the estimated quantities presented in this report.
Review Procedure and Opinion
     In our opinion, Apache’s estimates of future reserves for the wells and locations reviewed by Ryder Scott were prepared in accordance with generally accepted procedures for the estimation of future reserves. In general, we were in acceptable agreement on an overall company net equivalent barrel basis (at 6 MCF per barrel) with the estimates prepared by Apache’s staff.
     Certain technical personnel of Apache are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and work papers in an orderly manner. Ryder Scott consulted with these technical personnel and had access to their work papers and supporting data in the course of our review.
     In performing our review, we relied upon data furnished by Apache with respect to property interests owned, production and well tests from examined wells, geological maps, well logs, core analyses, and pressure measurements. These data were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved. Our review included such
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Apache Corporation
January 30, 2007

tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.
Reserve Estimates
     In general, the reserves for the wells and locations reviewed by Ryder Scott were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such methods were more appropriate.
     The estimates of reserves by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there was inadequate historical data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate and the volumetric data were adequate for a reasonable estimate.
     The reserves presented herein are estimates only and should not be construed as being exact quantities. Moreover, estimates of reserves may increase or decrease as a result of future operations.
     The proved reserves, which are attributable to the wells and locations reviewed by Ryder Scott, conform to the definition as set forth in the Securities and Exchange Commission’s Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The definitions of proved reserves are included as an attachment to this report.
General
     In general, the estimates of reserves for the wells and locations reviewed by Ryder Scott are based on data available through November 2006.
     Gas imbalances, if any, were not taken into account in the gas reserve estimates reviewed by Ryder Scott.
     Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.
     This report was prepared for the exclusive use of Apache and may not be put to other use without our prior written consent for such use. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.
Very truly yours,
RYDER SCOTT COMPANY, L.P.

Michael F. Stell, P.E.
Senior Vice President
MFS/pl
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS
SECURITIES AND EXCHANGE COMMISSION
INTRODUCTION
     Reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. It should be noted that Securities and Exchange Commission Regulation S-K prohibits the disclosure of estimated quantities of probable or possible reserves of oil and gas and any estimated value thereof in any documents publicly filed with the Commission.
     Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change. Reserves do not include quantities of petroleum being held in inventory, and may be reduced for usage or processing losses if required for financial reporting.
     Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.
PROVED RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X Rule 4 -10 paragraph (a) defines proved reserves as follows:
Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.
(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:
(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

(B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.
(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.
(iii) Estimates of proved reserves do not include the following:
(A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”;
(B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;
(C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and
(D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.
Proved developed oil and gas reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.
Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.
     Certain Staff Accounting Bulletins published subsequent to the promulgation of Regulation S-X have dealt with matters relating to the application of financial accounting and disclosure rules for oil and gas producing activities. In particular, the following interpretations extracted from Staff Accounting Bulletins set forth the Commission staff’s view on specific questions pertaining to proved oil and gas reserves.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

     Economic producibility of estimated proved reserves can be supported to the satisfaction of the Office of Engineering if geological and engineering data demonstrate with reasonable certainty that those reserves can be recovered in future years under existing economic and operating conditions. The relative importance of the many pieces of geological and engineering data which should be evaluated when classifying reserves cannot be identified in advance. In certain instances, proved reserves may be assigned to reservoirs on the basis of a combination of electrical and other type logs and core analyses which indicate the reservoirs are analogous to similar reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. (extracted from SAB-35)
     In determining whether “proved undeveloped reserves” encompass acreage on which fluid injection (or other improved recovery technique) is contemplated, is it appropriate to distinguish between (i) fluid injection used for pressure maintenance during the early life of a field and (ii) fluid injection used to effect secondary recovery when a field is in the late stages of depletion? .... The Office of Engineering believes that the distinction identified in the above question may be appropriate in a few limited circumstances, such as in the case of certain fields in the North Sea. The staff will review estimates of proved reserves attributable to fluid injection in the light of the strength of the evidence presented by the registrant in support of a contention that enhanced recovery will be achieved. (extracted from SAB-35)
     Companies should report reserves of natural gas liquids which are net to their leasehold interest, i.e., that portion recovered in a processing plant and allocated to the leasehold interest. It may be appropriate in the case of natural gas liquids not clearly attributable to leasehold interests ownership to follow instruction (b) of Item 2(b)(3) of Regulation S-K and report such reserves separately and describe the nature of the ownership. (extracted from SAB-35)
     The staff believes that since coalbed methane gas can be recovered from coal in its natural and original location, it should be included in proved reserves, provided that it complies in all other respects with the definition of proved oil and gas reserves as specified in Rule 4-10(a)(2) including the requirement that methane production be economical at current prices, costs, (net of the tax credit) and existing operating conditions. (extracted from SAB-85)
     Statements in Staff Accounting Bulletins are not rules or interpretations of the Commission nor are they published as bearing the Commission’s official approval; they represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.
SUB-CATEGORIZATION OF DEVELOPED RESERVES (SPE/WPC DEFINITIONS)
     In accordance with guidelines adopted by the Society of Petroleum Engineers (SPE) and the World Petroleum Congress (WPC), developed reserves may be sub-categorized as producing or non-producing.
Producing. Reserves sub-categorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

Non-Producing. Reserves sub-categorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in awaiting pipeline connections or as a result of a market interruption, or (3) wells not capable of production for mechanical reasons. Behind pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS